Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

April 23, 2024

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-24-044456) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on February 24, 2024. The purpose of the Amendment was to (i) update certain disclosures related to a sub-adviser change and related name changes, principal investment strategies and risk changes, benchmark changes and fee changes for Transamerica BlackRock iShares Tactical – Balanced VP (formerly, Transamerica PIMCO Tactical – Balanced VP), Transamerica BlackRock iShares Tactical – Conservative VP (formerly, Transamerica PIMCO Tactical – Conservative VP), and Transamerica BlackRock iShares Tactical – Growth VP (formerly, Transamerica PIMCO Tactical – Growth VP); and (ii) update certain disclosures related to a sub-adviser change and related name change, investment objective change, principal investment strategies and risk changes, and fee changes for Transamerica TSW Mid Cap Value Opportunities VP (formerly, Transamerica JPMorgan Mid Cap Value VP). The Staff’s comments were conveyed to the Registrant by telephone on April 4, 2024.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

Transamerica BlackRock iShares Tactical – Balanced VP, Transamerica BlackRock iShares Tactical – Conservative VP and Transamerica BlackRock iShares Tactical – Growth VP (the “BlackRock Portfolios”)

1.	Principal Investment Strategies: Please disclose the rating below which the BlackRock Portfolios consider bonds to be “junk” bonds.

Response: The Registrant has made changes in response to the Staff’s comment.

Transamerica TSW Mid Cap Value Opportunities VP (the “TSW Portfolio”)

2.

Principal Risks: If the TSW Portfolio will focus its investments in certain countries, regions, sectors, industries, market segments, a limited number of issuers or issuers in related businesses, please revise the principal investment strategy to correspond with the “Focused Investing” risk listed in the TSW Portfolio’s principal risk section.

Response: The Registrant notes that “Focused Investing” is included as a principal risk of the TSW Portfolio because the portfolio normally invests at least 80% of its net assets in the equity securities of mid cap companies and the portfolio typically invests in a smaller number of companies. In response to the Staff’s comment, the Registrant has added the following sentence to the portfolio’s principal investment strategies section of the prospectus: “The fund typically invests in a relatively small number of companies.”

3.

Principal Risks: The Staff notes that the TSW Portfolio does not appear to discuss investing in “Real Estate Securities” or “REITs” in the principal investment strategies. If such investments are part of the TSW Portfolio’s principal investment strategy, please disclose this in the portfolio’s principal investment strategy section. If they are not part of the principal investment strategy, please remove the principal risk disclosure.

Response: The Registrant has added investing in REITs to the portfolio’s principal investment strategies.

General Comments

4.	Fees and Expenses – Annual Fund Operating Expenses: Please consider moving the following paragraph to a footnote in the shareholder fee table:

“The portfolio will not be charged and does not intend to pay any 12b-1 fees on Initial Class shares through May 1, 2025. The maximum 12b-1 fee on Initial Class shares is 0.15%. The portfolio reserves the right to pay such fees after that date.”

In addition, if relevant, please file the corresponding agreement reflecting this provision as an exhibit to the Registration Statement.

Response: The Registrant respectfully declines to make the requested change as the Registrant believes the current disclosure, with the noted disclosure appearing in the “Purchase and Sale of Portfolio Shares” section of the summary prospectus and summary portion of the prospectus, is appropriate disclosure and consistent with the requirements of Form N-1A.

The Registrant notes that Schedule A to the Registrant’s Expense Limitation Agreement, reflecting that Initial Class shares will not be charged 12b-1 fees through May 1, 2025, will be filed an exhibit to the Registrant’s upcoming Rule 485(b) filing.

5.

More on the Risks of Investing in Each Portfolio: The Staff notes that “Investment Manager” has been capitalized in the “Asset Allocation” risk. Please revert the term to lower case to be consistent throughout the prospectus.

Response: The Registrant has made changes in response to the Staff’s comment.

6.	Part C: Please include Item 28 (i) (Legal Opinion) and (j) (Consent from an Independent Registered Public Accountant) of Form N-1A with the next amendment to the Registration Statement.

Response: The Registrant will include the legal opinion and auditor consent as exhibits to its 485(b) filing.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Series Trust